Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SELINA HOSPITALITY PLC (Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina) CIRCULAR and NOTICE OF GENERAL MEETING

Your attention is drawn to the letters from Mr Eric Foss, the Chairman of the Company, and Mr Rafael Museri, the Chief Executive Officer of the Company, set out in this Circular which give background to the intention of the Board (acting unanimously) to recommend that you vote in favour of the Resolutions to be proposed at the General Meeting.

Notice of the General Meeting of the Company, to be held virtually at www.meetnow.global/MLZSTWU at 3:00 p.m. London time (10:00 a.m. New York time) on 18 August 2023 begins on page 9 of this Circular.

Shareholders may attend via electronic means (details of the virtual meeting invitation are included in the Information regarding Proxy Solicitation and Voting) or appoint a proxy and provide voting instructions in advance of the General Meeting to ensure their vote is recognised.

You will be able to participate in the General Meeting during the live webcast of the meeting by visiting www.meetnow.global/MLZSTWU and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in the Information regarding Proxy Solicitation and Voting section of this Circular for further information about voting your shares.

If Shareholders are unable to vote in person at the General Meeting, they are strongly encouraged to use their proxy vote. To be valid, the accompanying Form of Proxy in connection with the General Meeting should be completed, signed and returned as soon as possible and, in any event, so as to reach the Company by no later than forty-eight (48) hours prior to the scheduled start time of the meeting. Note that electronic submission of your proxy vote also must be submitted no later than forty-eight (48) hours prior to the scheduled start time of the meeting.

Certain of the resolutions that Shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ, the Company is incorporated under the laws of England and Wales and is therefore subject to the Companies Act 2006 (the Companies Act or the Act). The Companies Act obliges the Company to propose certain matters to shareholders for approval that generally would not be subject to periodic approval by shareholders of companies domiciled in the United States, but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

DEFINITIONS

The following definitions apply throughout this Circular (and are incorporated by reference in the General Meeting Notice) unless the context otherwise requires:

Board	means the board of directors of the Company;

Circular	means this document, dated 25 July 2023, relating to the General Meeting scheduled for 18 August 2023;

Company or Selina	means Selina Hospitality PLC;

Companies Act or Act	means the Companies Act 2006;

Computershare	Computershare Trust Company, N.A., as transfer agent for the Company, and its service agent Computershare Inc.;

Convertible Notes	means the $147.5 million principal amount of 6% senior unsecured convertible notes of the Company due 2026;

Form of Proxy	means the form of proxy which accompanies this Circular, for use in connection with the General Meeting;

General Meeting	means the General Meeting of the Company, to be held on 18 August 2023 virtually at www.meetnow.global/MLZSTWU at 3:00 p.m. London time (10:00 a.m. New York time), or any adjournment thereof;

General Meeting Notice	means the notice of the General Meeting which begins on page 9 of this Circular;

GUS transaction	means the up to US$ 50,000,000 strategic investment led by an affiliate of Global University Systems on terms more fully described within a Report on Form 6-K filed by the Company with the Securities and Exchange Commission on 27 June 2023;

NASDAQ	means The Nasdaq Global Market;

Proxy Card	means the proxy card sent to you together with this Circular;

Proxy Statement	means the proxy statement sent to you as part of this Circular;

Record Date	means 12 July 2023;

Resolutions	means the shareholder resolutions set out in the General Meeting Notice;

shares	means ordinary shares of the Company; and

Shareholders	means the holders of any issued and outstanding shares.

In this Circular, references to “USD”, “$” and “US$” are references to the lawful currency of the United States of America. All times referred to in this document are, unless otherwise stated, references to London (UK) time.

CHAIRMAN’S LETTER

SELINA HOSPITALITY PLC (Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

25 July 2023

Dear Shareholder,

1.	General Meeting of Selina Hospitality PLC

I am pleased to invite you to our General Meeting, being held on 18 August 2023, which is needed to consummate the strategic investment of up to $50.0 million led by an affiliate of Global University Systems (“GUS”), which our Company announced on 27 June 2023.

The purpose of this letter is to provide you with details of our upcoming General Meeting and to further explain the process for how you can be involved. In support of the proposals which are to be considered and voted upon in our upcoming meeting, our CEO, Rafael Museri, also has provided a letter setting out further information on Selina’s recent performance and fundraising efforts. In his letter, Rafi outlines the benefits to the Company of the GUS transaction (while also explaining the impact of any of the proposed Resolutions not passing).

Given the importance of consummating these transactions for our near-term plans, and to allow Selina to raise further capital, the directors of Selina concluded that it is important to hold this shareholder meeting as soon as practicably possible. We therefore have decided not to consolidate the Resolutions in this Circular with the Company’s annual general meeting, which will follow in September.

2.	General Meeting

Beginning on page 9 of this Circular is the notice convening the General Meeting to be held virtually at www.meetnow.global/MLZSTWU on 18 August 2023. At the meeting, the Resolutions will be proposed to approve the authority to allot further shares (with a disapplication of statutory pre-emption rights) and matters related thereto.

3.	Action to be taken

A Form of Proxy for use by Shareholders in connection with the General Meeting accompanies the notice in this Circular.

You are requested to complete and sign the relevant Form of Proxy in accordance with the instructions thereon, as well as the instructions and information provided as part of this Circular dated 25 July 2023, in the section titled “Information regarding Proxy Solicitation and Voting”. You also may submit your proxy instructions electronically in accordance with the notice, email or proxy card that you received to access the meeting. In any event, please return your proxy in accordance with those instructions as soon as possible, but in any event so as to be received by no later than forty-eight (48) hours prior to the scheduled start time of the General Meeting, which deadline is as follows:

16 August 2023 at 3:00 p.m. London time (10:00 a.m. New York time)

We will notify you of any changes to this deadline that occur as a result of adjournment of the meeting. A Form of Proxy, or electronic proxy vote, received after the deadline may be held to be invalid and therefore not counted.

Whether or not Shareholders intend to attend and vote at the General Meeting virtually, they are strongly encouraged to complete, sign and return the Form of Proxy or submit their proxy electronically. Submission of your proxy form will not affect the right of a Shareholder to attend and vote at the General Meeting should such Shareholder wish to do so.

A copy of this Circular and of each Form of Proxy is available at the following website: https://selina.gcs-web.com/.

4.	Recommendation

The Board has unanimously resolved the matters contemplated by the Resolutions to be in the best interests of the Company and its Shareholders as a whole, and recommends that you vote in favour of the Resolutions to be proposed at the General Meeting.

Yours faithfully

Eric J. Foss

Chairman of the Board

Selina Hospitality PLC

CHIEF EXECUTIVE OFFICER LETTER

SELINA HOSPITALITY PLC (Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

25 July 2023

Dear Shareholder,

In seeking your support for our proposals, I wanted to share further information with you on our recent performance and capital raising efforts, identify some of the challenges we face and highlight the importance of the GUS transaction to our Company (and the impact to the GUS transaction of the Resolutions not passing).

Recent Performance

On 27 June 2023, we provided you with a business update on our performance to date in 2023 (https://selina.gcs-web.com/news-releases/news-release-details/selina-hospitality-plc-provides-business-update). As part of that update, we described how we remained focused on our three strategic imperatives: driving cash flow, making progress on our path to profitability, and building our brand. As we pivot towards the next stage of growth, we do so from a strong base with a network of over 118 properties across 24 countries spanning 6 continents as of the end of the first quarter. We estimate that over 2 million people visited Selina last year, with each property fostering a unique charm and a diverse community of travelers and locals.

In early 2023, we began the process of improving operational efficiency and further reducing our costs by streamlining operations, both at the corporate and unit levels. We also have begun the process of exiting several underperforming leases, and these lease terminations will result in immediate cost savings. We are working aggressively to defer and abate payments, and have moved some of our workforce from a fixed compensation structure to a variable one. By reducing salary costs, decreasing headcount, negotiating with our creditors, and pursuing other strategic initiatives, we anticipate that Selina’s cash liquidity will improve and our financial position will be strengthened.

Our first quarter of 2023 included many highlights. For example, we saw a 31.6% increase in total revenue to $54.2 million, compared to the first quarter 2022. This increase was driven primarily by a growth in bedspaces from newly opened locations, higher occupancy rates, and higher total revenue per bedspace. On a same-store basis (locations operating for the entire comparable periods), total revenue increased by 18.1% driven by an increase in same-store occupancy, from 46.0% to 58.8%.

However, while improved discipline and enhanced financial performance have beneficially impacted our underlying business, our company is not yet cash flow positive and must improve its capital structure to position Selina for the next stage of successful growth. We have focused on improving our liquidity position by raising incremental cash and seeking new investment in our business. The GUS transaction represents a significant step in our effort to source the long-term capital our business needs and in the coming months, our team will work hard to pursue further fundraising initiatives.

Challenges in the Capital Markets

Our path to executing the GUS transaction began in January 2023 shortly after the successful closing of our de-SPAC business combination. The high level of SPAC redemptions drove an urgent need to secure fresh capital for our business as early as possible during 2023. However, the capital markets have presented us (and many companies like us) with a challenging environment for fundraising. Since January, the Board of Selina and management team have explored a wide variety of options that would allow us to raise funds and strengthen our balance sheet – including various equity fundraisings, PIPE transactions, potential asset sales, structured products, strategic partnerships, and secured debt options. These have included potential transactions sourced with a range of capital markets advisors, as well as many opportunities originated in-house by our management team. We have explored raising additional capital from our existing shareholders, noteholders and lenders, as well as potential investors that engaged with us during the years before we became a public company.

In summary, no viable transaction was identified as part of these efforts that in our view offered superior terms to the transaction we have executed with GUS.

GUS transaction

Despite the challenges presented by difficult fundraising markets, we identified in GUS an investor that is a market leader in an area that is complementary to the Selina business and offering. As a global higher education platform, GUS brings proven sales and distribution capabilities through its extensive distribution labour force of over 4,500 agents. Selina and GUS currently are working on designing a strategic collaboration to leverage this network for the benefit of both organisations. In addition to being a potential strategic partner that is uniquely placed to help grow our business, GUS has put forward a larger funding package on superior financial terms than the alternative transactions we have reviewed.

We believe that this transaction with GUS, with phased tranches of funding, will help us shore up our capital shortfalls and provides guidelines, in the form of covenants, to help us streamline our business through greater cost control and discipline.

Requirement for General Meeting

Under the terms of the GUS transaction, the Company will need authority to both allot new shares directly to GUS (or its affiliate) in its capacity as an investor, as well as to ensure that we have the authorised shareholder capital reserve required to issue further shares to take account of all possible contingencies contemplated by the transaction including (without limitation):

●	the full exercise by new warrant holders of subscription rights;

●	GUS’s follow-on optional subscription rights for a further up to $20.0 million;

●	the exchange of $14.7 million in Convertible Notes, to which GUS is entitled, for new notes having, among other things, a reduced conversion price of $1.00 per share, which note exchange is a condition to the second tranche of the funding under the GUS transaction; and

●	further capital required to satisfy other ancillary conditions to the transaction - such as the requirements that we raise $20.0 million via the issuance of further equity (less the approximately $1.8 million already raised prior to the date of this Circular), as a condition to the second tranche of funding by GUS and rebase the exercise price under some or all of our existing Convertible Notes, which in turn may result in the issuance of further incremental shares to holders of the Convertible Notes.

In March 2023, we secured your approval to issue an additional 60,900,000 shares to pursue fundraising transactions. As of the date of this Circular, we have issued or allocated approximately 32.0 million shares under that authority, including in connection with the $11.1 million convertible note and related warrants issued to GUS as part of the first tranche of funding from GUS. The size of the GUS transaction (if all tranches are completed), coupled with the recent Selina share price movements, mean that in order to account for every possible issuance contemplated by the GUS transaction, we are seeking authority to issue up to 148,551,000 new shares. This figure is highly contingent on variable factors such as Selina share price performance, whether the additional tranches of funding from GUS are structured as convertible debt or equity investments and the uptake of third-party rights (such as the exercise of warrants). Accordingly, we are not able to predict the actual number of shares we will need to issue under this authority and the corresponding level of dilution that ultimately will result from the successful consummation of the transaction, but for indicative purposes and assuming $30 million of the additional investment to be provided by GUS is structured as PIPE and $10 million as additional debt, on the terms outlined in the announcement for the transaction, plus a further $20 million of new investments (in the form of PIPE or registered offering of shares) to satisfy the funding condition for the second tranche of investment from GUS, then approximately 129,940,386 shares would need to be issued, assuming a Selina share price of $1.04 per share (being the closing price of Selina shares on 21 July 2023, the last practicable date prior to the date of this Circular). In that same scenario, only 58,704,453 shares would be issued immediately, while 32,726,299 shares would be issued upon the conversion of $39.3 million of convertible debt and accrued interest into equity (including the conversion of the new notes to be issued in connection with the note exchange relating to the $14.7 million in Convertible Notes to which GUS is entitled), and the remaining 38,509,634 shares would be issued only if the warrant holders were to exercise their warrants at the relevant exercise price (which would result in approximately $57.8 million of additional cash being raised (assuming conversion at the initial $1.50 exercise price)). Selina is committed to seeking a path to minimizing dilution and maximizing cash proceeds by working towards securing further paths to fresh capital – such as seeking to sell non-core assets or stakes in its regional operations, which (if concluded) would reduce the need to raise incremental equity.

Impact for Selina if Resolutions are Not Passed

As noted above, since January 2023, the Board and management team (supported by our advisors) have conducted an exhaustive review of various funding and liability management alternatives, and have concluded that there are presently no executable alternatives to the GUS deal which offer superior terms to Selina or its stakeholders. Securing this strategic investment from GUS strengthens our financial position as we work towards cash flow positivity and profitability.

If the Resolutions are not passed, we are likely to be unable to consummate the GUS transaction in full (by securing the required $20 million in third-party investment contemplated by the transaction terms), putting at risk our ability to seek any further funding under the framework of the GUS transaction. This will place Selina under serious, near-term financial pressure, as we would be forced to once again explore alternative transactions in what continue to be challenging fundraising markets, with no certainty that further investment in Selina can be secured. In light of the ongoing funding needs of the business, if these Resolutions are not passed, the Company’s liquidity will be severely tested, and there would be significant constraint on our balance sheet and capital structure.

Transaction Support Agreements

As at the date hereof, we confirm that we have received transaction support agreements from key shareholders pursuant to which they agree to support the Resolutions related to the consummation of the GUS transaction. These shareholders represent approximately 68.6 million shares or about 64.8% of our outstanding shares. This support for the Resolutions underscores that many of our long-standing shareholders recognise the importance to Selina of the arrangements contemplated by the GUS transaction, as we seek to strengthen our balance sheet.

Under the terms of these transaction support agreements, these shareholders have agreed to commit to vote in favour of Resolutions 1 and 3 attached to this Circular, thereby granting the directors of Selina sufficient authority to allot new ordinary shares in Selina and disapply any rights of pre-emption in respect of such allotment. In doing so, Selina will be allowed to complete the GUS transactions in accordance with the full terms thereof (details of which were included within a Report on Form 6-K filed by the Company with the Securities and Exchange Commission on 27 June 2023), which would include the issuance of any new shares which may be required pursuant to the exercise of certain convertible notes and warrants to be issued in connection with the GUS transaction.

Further General Authority for Allotment of Share Capital

As the shares we are requesting to be allotted under the first Resolution to this Circular are only available for transactions contemplated by the GUS transaction, we are also seeking a general authority to allot a further 70,000,000 shares. We believe that the shares we are requesting authority to allot under Resolution 2 of this Circular will enable us to maintain the flexibility needed to respond to market developments and will also ensure we have reserves of a sufficient number of shares which could be issued to finance business opportunities as they may arise and, importantly, restructure certain liabilities, such as the Convertible Notes, with the aim of further strengthening our capital position.

Of the 32.0 million shares utilized under the allotment authority approved by shareholders in March 2023, a majority of those were allocated to the first tranche of convertible debt funding under the GUS transaction, but we believe there is more we can do to enhance the capital structure of the Company by reducing our debt and deferred payment obligations, restructuring lease payments and incentivising key vendors to drive the Company forward through the issuance of equity.

Furthermore, as part of the GUS transaction, Selina committed to seek shareholder approval for authority to issue such number of shares that would allow the remainder of the Convertible Notes to be converted into equity at a price of $4.00 per share. If we were to execute on such a transaction for the remaining $132.8 million of Convertible Notes, this would require authority to issue 33,200,000 additional shares.

Lastly, I also remind you that pursuant to the terms of the Convertible Notes, the Company has certain obligations to complete a $60.0 million qualifying equity issuance by either 27 October 2024 or 27 October 2025 (failing which the interest rate payable under the Convertible Notes will increase). While the equity raises completed as part of the GUS transaction will count towards that requirement, depending on how much of the subsequent funding from GUS is structured as convertible debt versus equity investments, we may need to complete further equity raises to satisfy that $60.0 million fundraising requirement under the Convertible Notes.

Yours faithfully

Rafael Museri

Chief Executive Officer

Selina Hospitality PLC

NOTICE OF GENERAL MEETING

SELINA HOSPITALITY PLC (Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

NOTICE

NOTICE IS HEREBY GIVEN THAT the General Meeting (the General Meeting) of Selina Hospitality PLC (the Company) will be held virtually at www.meetnow.global/MLZSTWU at 3:00 p.m. London time (10:00 a.m. New York time) on 18 August 2023 to consider and, if thought fit, pass the following resolutions of the Company, with Resolutions 1 and 2 to be proposed as ordinary resolutions and Resolutions 3 and 4 to be proposed as special resolutions.

Capitalised terms used but not defined herein shall have the meanings assigned to them in the Definitions section of the circular to Shareholders dated 25 July 2023 (the Circular) to which this Notice was appended, unless the context indicates otherwise.

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A.	ORDINARY RESOLUTION – AUTHORITY TO ALLOT SHARES

1.	THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares in the Company up to an aggregate nominal amount of US$ 752,223.23, which shall equate to a maximum of 148,551,000 ordinary shares, provided that this authority shall, unless renewed, varied or revoked, expire on 18 August 2028 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

2.	THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares in the Company up to an aggregate nominal amount of US$ 354,461.60, which shall equate to a maximum of 70,000,000 ordinary shares, provided that this authority shall, unless renewed, varied or revoked, expire on 18 August 2028 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

B.	SPECIAL RESOLUTION – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

3.	THAT, conditional on the passing of Resolution 1 and in accordance with section 570 of the Companies Act 2006, the directors be hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$ 752,223.23, which shall equate to a maximum of 148,551,000 ordinary shares; and

b.	expire at midnight on 18 August 2028 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

4.	THAT, conditional on the passing of Resolution 2 and in accordance with section 570 of the Companies Act 2006, the directors be hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.	be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$ 354,461.60, which shall equate to a maximum of 70,000,000 ordinary shares; and

b.	expire at midnight on 18 August 2028 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

By order of the Board
Eric Foss

Chairman
25 July 2023

EXPLANATORY NOTES TO THE RESOLUTIONS

NOTES TO RESOLUTION 1 AND RESOLUTION 2 – ALLOTMENT OF SHARE CAPITAL

Resolutions 1 and 2 are ordinary resolutions which pertains to the directors’ authority to allot shares in accordance with section 551 of the Companies Act 2006. Under the Act, the directors are, with certain exceptions, unable to allot or issue shares without being authorised by either the shareholders in a general meeting or by the Company’s articles of association.

If passed, Resolution 1 will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$ 752,223.23, which equates to approximately 148,551,000 ordinary shares having a nominal value of US$ 0.005064 each (rounded to six decimal places). The authority granted by this resolution would, unless renewed, varied or revoked, expire on 18 August 2028. The directors are seeking approval from Shareholders to allot and issue up to 148,551,000 shares required in connection with the consummation of the US$ 50,000,000 strategic investment led by an affiliate of Global University Systems, in order to strengthen the Company’s balance sheet and improve its capital structure.

If passed, Resolution 2 will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$ 354,461.60, which equates to approximately 70,000,000 ordinary shares having a nominal value of US$ 0.005064 each (rounded to six decimal places). The authority granted by this resolution would, unless renewed, varied or revoked, expire on 18 August 2028. The directors consider it appropriate to maintain the flexibility that this authority provides to respond to market developments and to enable shares to be issued to finance business opportunities that may arise or restructure certain liabilities of the group.

The authorities granted under Resolution 1 and Resolution 2, if they are passed, will supersede any unutilized headroom under the authority granted to the directors in March 2023 to issue up to 60,900,000 additional shares.

Approval of Resolutions 1 and 2 by our Shareholders will satisfy Nasdaq Listing Rule 5635(d), which, subject to certain exceptions, generally requires that shareholders approve any transaction, other than a public offering, involving the issuance or sale of ordinary shares which equals twenty per cent. (20%) or more of the then-outstanding ordinary shares.

NOTES TO RESOLUTION 3 AND RESOLUTION 4 – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

Resolutions 3 and 4 are special resolutions which allow the Company to issue new shares or other equity securities without having to first offer them to its existing shareholders. These resolutions are customary for public limited companies incorporated under the laws of England and Wales. Under the Act, the Company cannot issue the shares which are issued pursuant to the authorities set out in Resolution 1 and Resolution 2 without such equity securities first being offered to the existing Shareholders in proportion to their current shareholding, unless a special resolution of the Company’s Shareholders has been passed at a general meeting to disapply such pre-emption rights. A special resolution requires at least 75% of the votes cast to be voted in favour of the motion.

The Company therefore proposes that, subject to the passing of Resolution 1 and/or Resolution 2, the directors of the Company be hereby authorised and empowered, pursuant to section 570(1) and section 573 of the Act, to issue shares and other equity securities (within the meaning of section 560 of the Act) for cash in each case free of the restriction set out in section 561(1) of the Act. These resolutions would give the directors the ability to raise additional capital by issuing shares or other equity securities for cash or conducting a rights issue without them first offering them to existing Shareholders in proportion to their existing shareholdings. Without this authority, the Board’s ability to use share capital in order to consummate the strategic investment by Global University Systems referred to above or otherwise pursue transactions and finance its plans for continued growth would be severely limited.

If passed, these authorities would give the directors the power to allot shares, pursuant to the authorities granted by Resolution 1 and Resolution 2, on a non-preemptive basis. These authorities will expire upon the expiry of the authority to allot, being 18 August 2028 (unless renewed, varied or revoked by the Company prior to or on that date).

INFORMATION REGARDING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement (the Proxy Statement) and enclosed the proxy card (the Proxy Card) because the board of directors of Selina Hospitality PLC (the Company) is soliciting your proxy to vote at the General Meeting to be held virtually at www.meetnow.global/MLZSTWU at 3:00 p.m. London time (10:00 a.m. New York time) on 18 August 2023.

We are mailing the notice of the General Meeting, the Proxy Statement and the Proxy Card to our Shareholders of record as at 12 July 2023 (the Record Date). A copy of the Company’s General Meeting Notice, Proxy Statement and Proxy Card are available at https://selina.gcs-web.com/.

We are very pleased that this General Meeting will be hosted as a completely virtual meeting of shareholders, which will be conducted solely online via live webcast. You will be able to attend and participate in the General Meeting by visiting: www.meetnow.global/MLZSTWU at the meeting date and time described in the accompanying proxy statement. There is no physical location for the General Meeting.

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the company. We believe that hosting a virtual meeting will enable greater shareholder attendance and participation from any location around the world.

Instruction

Q:	How can I attend the General Meeting with the ability to vote?

A:	The General Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the General Meeting only if you were a shareholder of the Company as of the close of business on the Record Date (Registered Holder), or if you hold a valid legal proxy for the General Meeting if you are a beneficial holder and hold your shares through an intermediary, such as a depositary, bank or broker (Beneficial Holder). No physical meeting will be held.

Registered Holder

As a Registered Holder, you will be able to attend the General Meeting online and vote by visiting www.meetnow.global/MLZSTWU and following the instructions on your Notice, proxy card, or on the instructions that accompanied your proxy materials.

To appoint a proxy using the proxy form, the form must be:

●	completed and signed;

●	sent or delivered (in hard copy or via email) to the Company at:

Selina Hospitality PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

FAO: Jonathon Grech

companysecretary@selina.com

●	received by the Company no later than 48 hours before the time for holding the meeting.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Beneficial Holder

Registration in Advance of the General Meeting

Submit proof of your proxy power (Legal Proxy) from your broker or bank reflecting your Selina Hospitality PLC holdings along with your name and email address to Computershare.

Requests for registration as set forth above must be labelled as “Legal Proxy” and be received no later than 10:00 p.m. London time (5:00 p.m. New York time) on 14 August 2023. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare
Selina Hospitality PLC - Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

To the extent you have not already voted by proxy or would like to revise your vote at the meeting, you will need to submit a ‘poll card’ during this meeting. The poll card can be found within the meeting portal, in the “Documents” folder at the top of the portal webpage. Please download the poll card, complete it, sign it at the end of the poll card and email a PDF copy to Selina, to companysecretary@selina.com. In order for your vote to count, we will need to receive your completed poll card before the voting for the meeting is closed, so please start voting when you are instructed to do so at the meeting. The instructions can be found on the poll card itself and poll cards submitted after the close of voting will be disregarded.

Q:	Can I change my voting instructions?

A:	Shareholders may change proxy instructions. If you are a Registered Holder, you may revoke your previous proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Jonathon Grech (email: companysecretary@selina.com; post: FAO Jonathon Grech, Selina Hospitality PLC, 27 Old Gloucester Street, London, WC1N 3AX United Kingdom).

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

If you hold your shares in ‘street name’, you may change or revoke your voting instructions by following the specific instructions from your relevant depositary, broker, bank or other relevant organisation holding the shares.

Q:	Do I need to register to attend the General Meeting virtually?

A:	Registration is only required if you are a Beneficial Holder, as set forth above.

Q:	How can I vote online at the meeting?

A:	If you are a Registered Holder follow the instructions on the notice, email or proxy card that you received to access the meeting.

If you are a Beneficial Holder, please see the registration options set forth above.

Q:	Why are you holding a virtual meeting instead of a physical meeting?

A:	We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access. We also believe holding a virtual meeting this year will help safeguard the health of all meeting participants in view of the concerns regarding the ongoing coronavirus pandemic.

Q:	What if I have trouble accessing the General Meeting virtually?

A:	The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: that Internet Explorer not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Communication

Except as provided above, shareholders who have general queries about the meeting should contact Jonathon Grech at companysecretary@selina.com or +44 (0)75 3446 0715 (no other methods of communication will be accepted).

You may not use any electronic address provided either:

●	in this meeting notice; or

●	any related documents (including the proxy form),

to communicate with the Company for any purposes other than those expressly stated.